Filed by The GEO Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Commission File No.: 001-14260

Subject Company: Cornell Companies, Inc.
Commission File No.: 001-14472

GEO-CORNELL MERGER CONFERENCE CALL
MONDAY, APRIL 19, 2010 AT 8:30AM (EASTERN TIME)
FINAL TRANSCRIPT
CORPORATE PARTICIPANTS
Pablo Paez
The GEO Group — IR
George Zoley
The GEO Group — Chairman, CEO & Founder
James Hyman
Cornell Companies — President & CEO
Brian Evans
The GEO Group — SVP & CFO
CONFERENCE CALL PARTICIPANTS
Kevin Campbell
Avondale Partners — Analyst
Todd Van Fleet
First Analysis Securities — Analyst
Manav Patnaik
Barclays Capital — Analyst
Mickey Schleien
Ladenburg Thalmann & Co. — Analyst
Emily Shanks
Barclays Capital — Analyst
TC Robillard
Signal Hill Group — Analyst
Jamie Sullivan
RBC Capital Markets — Analyst
Tobey Sommer
SunTrust Robinson Humphrey — Analyst
Clint Fendley
Davenport & Co. — Analyst
Jonathan Van Orden
Dominick & Dominick — Analyst
Andrew Morey
Crosswind Investments — Analyst
Chuck Ruff
Insight Investments — Analyst
Ethan Johnson
Ramius — Analyst
Judy Delgado
Alpine Associates — Analyst

PRESENTATION

Operator
Good day, ladies and gentlemen and welcome to the GEO/Cornell merger conference call. My name is Heather and I will be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (Operator Instructions). I will now turn the call over to your host for today’s presentation, Mr. Pablo Paez, Director of Investor Relations for The GEO Group. Please proceed.

Pablo Paez - The GEO Group — IR
Thank you, operator. Good morning, everyone and thank you for joining us today for a discussion of the announced merger between The GEO Group and Cornell Companies. With us today is George Zoley, Chairman and Chief Executive Officer of The GEO Group and James Hyman, Chairman, President and Chief Executive Officer of Cornell Companies.
A live webcast of this conference call is available on The GEO Group’s website www.GEOGroup.com, and a telephone replay will be available through May 19th.
Some of the information we discuss today, including the answers we may give in response to your questions, may include forward-looking statements regarding each Company’s beliefs and current expectations with respect to various matters. These forward-looking statements are intended to fall within the Safe Harbor provisions of the securities laws. Both companies’ actual results may differ materially from those in the forward-looking statements as a result of various factors contained in each company’s Securities and Exchange Commission filings, including the Forms 10-K, 10-Q and 8-K reports. With that, please allow me to turn this call over to George Zoley. George?

George Zoley - The GEO Group — Chairman, CEO & Founder
Thanks, Pablo and good morning to everyone. Thank you for joining James and me today as we discuss our announcement this morning of the merger of our two companies. We are very excited about this merger, which we believe is in an excellent strategic fit.
Combining our two companies’ complementary resources and expertise in key market segments within our industry will create a strong company that is well-positioned to respond to the growing needs of our diverse government client base. On a combined basis, our expanded service platform will improve our ability to pursue new business opportunities in the correctional and behavioral health market segments. This transaction will deliver enhanced value for our combined shareholder base and will further improve upon the high-quality services we deliver on a daily basis to our clients.
Let me briefly address the combined company structure and our integration plans. GEO is divided into three business units. The first is our US Corrections business, which has 49 facilities and 51,000 beds; second, our International Services business in the UK, South Africa and Australia, which has eight facilities and 7,000 beds; and third, our GEO Care behavioral health business, which has five facilities and 2,000 beds.
Cornell currently manages 68 facilities in 15 states and the District of Columbia with a design capacity of more than 21,300 beds. Cornell has three operating divisions. The Adult Secure division manages 11 correctional and detention facilities with approximately 14,800 beds. The Adult Community-Based division operates approximately 30 community-based facilities with approximately 3500 residential beds and the Abraxas behavioral health division manages 27 facilities with approximately 3,000 residential beds.
We expect to integrate Cornell’s Adult Secure and Adult Community-Based divisions into GEO’s existing US Corrections operating structure, which will add to each individual company’s presence in the US correctional and detention market. Notably, although our two companies do have a few customers in common, the combination will result in a much more diversified customer base than any other provider.
Cornell’s behavioral health division will be integrated into our GEO Care business unit. We feel that the combination of Cornell’s residential treatment services with GEO Care’s behavioral healthcare services platform will create the foremost provider in this growing market.

The integration of Cornell’s operating divisions into our existing business unit platform will allow us to achieve cost savings and synergies as we combine our companies’ operations. Following the closing of the merger, our combined company, which will be headquartered in Boca Raton, Florida, will have a total of 97 correctional and detention facilities with 76,000 beds and 32 behavioral health facilities with 5,000 beds giving us a significantly enhanced platform for future growth.
Our uniquely diversified portfolio of services will enable us to meet the growing demands for a broader range of contracted services in our core market segments. This merger will result in GEO being the sixth largest adult correctional organization in the United States and will give us a presence in a number of new states, including Illinois, Pennsylvania, Alaska, Colorado and Ohio.
Before I turn this call over to James, I would like to make two important points. First, until after the closing, we will have no involvement in Cornell’s operations and second, we will respect the need to preserve absolute confidentiality with respect to any and all competitive procurements in which we may both be competing. Now I would like to invite James to make some remarks on behalf of Cornell Companies.

James Hyman - Cornell Companies — President & CEO
Thanks, George. Good morning, everyone. I echo George’s thanks for joining us, particularly on such short notice. George has discussed the details of the transaction and will go into further detail, so I will just make a few — take a few moments to discuss why the Cornell Board and I believe this is a good combination for our customers, it is good for our business and it is good for our shareholders.
First, I would like to address our customers. Today, Cornell serves over 100 government customers at the federal, state and community levels. In terms of residents and inmates, each day, we care for over 20,000 individuals. Cornell strives to provide the best safe and secure services on a daily basis and over the past years have delivered a number of process improvements across our company.
By combining with a larger organization, our customers will benefit from the transfer of best practices across both companies and by gaining additional scale, we can collectively deliver further process improvements with even greater efficiency than each company can do on a standalone basis.
Second, I would like to talk about the benefits for our employees and our business. We will be able to identify and transfer best practices from across our operations more effectively. We will be able to offer common customers, such as the Federal Bureau of Prisons, more consistent processes. We should even be able to purchase supplies cheaper and create more effective training solutions across a larger pool of talented associates.
GEO does the same for the approximately 60,000 individuals entrusted to their care each day. By combining forces, our scale will enable us to deliver these and other services and processes more cost-effectively. Not only do we expect the financial synergies to make the combined businesses stronger, but the ability to leverage pure scale and transfer innovation across the portfolio, irrespective of the source, will create an even more robust and stable business for the combined entity.
Third, I would like to discuss the benefits of this transaction for our shareholders. Over the past few years, our company has delivered sustained growth in earnings, gains in return on capital employed and reduced operating and financial risk across the portfolio.
However, despite these and other operating improvements, our shareholders have not seen our equity value rise to the equivalent level seen by our two larger public peers. Our small market cap, limited liquidity, ownership concentration and other technical considerations have not enabled our shareholders to benefit as we believe they should from the sustained improvement in our business.
By combining with GEO in this transaction at an attractive valuation, the Board believes that our shareholders will benefit immediately from the strengths of the combined companies, realizing greatly enhanced value for their Cornell holdings and having the opportunity to participate in the growth of the combined business.
Turning to the question of timing or why do this now, I answer with two reasons. First, it seems clear to us that the challenges facing our customers due to their budget problems, which I believe will continue for a while, elevate the importance of scale and resilience beyond what they might be in a different environment. Scale allows the combined company to deliver better value to customers, which, in this world, is critical.

Second, we believe the two companies are well-positioned in their respective development cycles in terms of portfolios, financial strength and culture to realize maximum value from the combination while minimizing any challenges or risks from integration. I would now like to turn the call back to George.

George Zoley - The GEO Group — Chairman, CEO & Founder
Thank you, James. As disclosed in our press release this morning, under the proposed merger, at least 80% of Cornell’s shares will each be exchanged for 1.3 common shares of GEO stock. The remaining Cornell shares will be eligible to receive stock at the same exchange ratio or at the shareholders’ election a cash payment equal to either the value of 1.3 common shares of GEO stock as valued prior to the closing or one common share of GEO stock as valued prior to the closing plus $6 per share.
BNP Paribas has provided a $150 million of committed financing under the accordion feature of our senior credit facility, which combined with our current debt availability, will be used to finance all cash considerations arising from the transaction.
Based on the closing prices of our two companies as of this past Friday, April 16th, and assuming the maximum available cash election, the transaction would place an implied value on Cornell’s outstanding shares of $24.96 per share, which represents a premium of approximately 35%. Based on the value of our two company stocks on April 16th, the total value of the transaction will be approximately $685 million, which includes the assumption of approximately $300 million in Cornell debt, comprising approximately $180 million in recourse debt and $120 million in nonrecourse debt related to Cornell’s MCF bonds.
Cornell’s recourse debt comprises $68 million in revolver debt, which we expect to pay off and $112 million in senior notes, which we expect to take out in accordance with the terms of the indenture. The closing of the merger, which is targeted for the third quarter of this year, is subject to the approval of the shareholders of both companies and federal regulatory agencies, as well as other customary conditions.
In the press release, we also provided an update on our expected first-quarter results. Both of our companies reaffirmed our previously issued financial guidance for the first quarter of 2010.
I would now like to address the expected impact from the merger on our financial performance. The merger is expected to add approximately $400 million in annual revenues, bringing our combined annual company revenues to more than $1.5 billion. Additionally, the merger will substantially increase our company’s EBITDA, net income and free cash flow. Furthermore, the merger is expected to generate annual synergies of $12 million to $15 million. We expect the merger will have a neutral impact to 2012 pro forma earnings per share and will be accretive to pro forma 2011 earnings per share.
In closing, this transaction will transform both of our companies creating a significantly enhanced platform for growth and diversification. On a final note and on behalf of GEO employees worldwide, I would like to welcome Cornell employees to the GEO family. We are looking forward to combining our two strong organizations, which will create additional opportunities for career and professional advancement. That concludes our presentation. We would be happy to address any questions from our audience.
QUESTION AND ANSWER

Operator
(Operator Instructions). Kevin Campbell, Avondale Partners.

Kevin Campbell - Avondale Partners — Analyst
Good morning. Thanks for taking my questions. I guess this is a question more for James. Was there a broader sales process here or was it really just something that you were negotiating just with GEO?

James Hyman - Cornell Companies — President & CEO
Well, Kevin, there was a — there was not really a broader process. Let me step back for a second. We have, as we have mentioned on previous conference calls, always entertained, always discussed any opportunity that was brought to our attention, the Board’s attention. The discussions with George emerged relatively quickly. Our two companies have known each other for many years as we have also talked to other people in the industry many years on an informal basis because it is a relatively small industry and there are other participants. Before, we had a process that was much more formal, in 2006. And so the information flow around the industry in general is not something that I think people see as Cornell not being well understood by the marketplace and by investors.
In this particular process, this happened quickly. I think the discussions were strong in that we realized the synergies from both companies together would be great. The companies would fit together well. It was good for the customers, it was good for our employees and it was good for our shareholders. So we moved very quickly and announced the transaction this morning.

Kevin Campbell - Avondale Partners — Analyst
So maybe this is a question frankly for you or George. Could you talk about the process, when it really sort of started to heat up and why? And maybe from both sides’ perspective, George, why did you ultimately at the end of the day decide, okay, this is something we need to get done today, let’s say?

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, I think, as James indicated, we have known each other and have had prior discussions over a number of years actually. So the timing just seemed to be good at this moment and it was mutually agreed that once we confirmed our mutual interest that we should move quickly to consummate the transaction.

Kevin Campbell - Avondale Partners — Analyst
Okay. What will be the remaining management structure? I know you said it would be headquartered in Boca Raton. Is there anybody from — James, are you going to be taking a role on the Board or are you going to — George, are you going to be retiring and riding off into the sunset here? I mean how should we expect the ongoing management structure to look like going forward?

George Zoley - The GEO Group — Chairman, CEO & Founder
The GEO Board will remain intact. The GEO management will remain intact. We haven’t had a chance yet to meet the wonderful and talented people in Cornell yet and I’m looking forward to that and I am sure there is lots of people there that we would want to integrate into the company. At the corporate level, at the field level, we really don’t anticipate any changes.

Kevin Campbell - Avondale Partners — Analyst
Okay. And then one last question and then jump back in the queue. How does the — the juvenile business, George, was one that GEO has, over the last several years, been reluctant to get involved in and clearly, you are now doing that here with this transaction and combining it with GEO Care. So what is your thought process there? Is there any long-term plan to potentially spin out that division and that would be a way for you ultimately to reduce your exposure to the juvenile segment? Just give us some general comments on that piece of the business.

George Zoley - The GEO Group — Chairman, CEO & Founder
In looking at the juvenile business with respect to what is it that they do and deliver, I think we have correctly characterized it as behavioral healthcare treatment and that fits very nicely with our GEO Care business unit that provides much the same services of, particularly on the adult side, with respect to state and civil psychiatric hospitals. So we think placing Abraxas, which will remain as a functioning standalone organization under the GEO Care umbrella, is a good fit that will allow both entities to share resources and improve on services and processes.

Kevin Campbell - Avondale Partners — Analyst
Great. And I guess I will just ask one more. Any breakage fees here if this deal were not to get done or if somebody were to come with a better offer, anything like that?

George Zoley - The GEO Group — Chairman, CEO & Founder
It is the normal breakage fees of 3% of consideration, which is approximately $12 million.

Kevin Campbell - Avondale Partners — Analyst
All right. I’ll jump back into queue. Thanks.

Operator
Todd Van Fleet, First Analysis.

Todd Van Fleet - First Analysis Securities — Analyst
Hi, good morning, guys. Congratulations too on the announcement. Wanted to ask, George, Cornell has some notes coming due, or not coming due, but callable I guess in the middle part of this year. Have you guys looked pretty closely at how you’re going to refinance that and what do you think the expected savings would be on the interest rate from that refinancing? Thanks.

Brian Evans - The GEO Group — SVP & CFO
Todd, it’s Brian. Yes, we’ve looked at that. The notes I think right now our 10.75% or yield maybe 11%. We would take those notes out shortly after the closing. Either the structure of that take-out could be either through our bank credit facility or some other mechanism, but that will happen sometime shortly after closing.

Todd Van Fleet - First Analysis Securities — Analyst
What do you think the market is yielding at this point, Brian, on those?

Brian Evans - The GEO Group — SVP & CFO
Well, I am not saying that we will take those out with other bonds, so it could be bank debt or it could be bonds. So it just depends on what we choose to take it out with what the spread would be.

Todd Van Fleet - First Analysis Securities — Analyst
Okay. Let me just follow up on Kevin’s question on the juvenile business then, George. I think you have some history here with the company. I think you guys viewed the juvenile business in general as being something that you didn’t covet and I think particularly after the most recent kind of Texas experience that you guys had. Is the juvenile business now something that you think you are capable of growing or are you ruling out the possibility of kind of carving out that piece? Any additional thoughts you can give us on that. I know you have said how you think it complements the GEO Care offering. But like I said, those of us that have a history with the company, I think we would like a little bit more understanding as what your thinking is on that. Thanks.

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, I want to reiterate that there are no plans for spinning off the Cornell juvenile division. We think their services are complementary to the services presently performed by GEO Care. And I think that will solve our concern that we have had historically of not wanting to mix the adult corrections with juvenile services. I think both market segments require a different skill mix and we think that skill mix exists better for us in the GEO Care business unit than in the US corrections business unit run by GEO. So we think we have a good solution to the issue and there is no need to think about spinning off the juvenile portion.

Todd Van Fleet - First Analysis Securities — Analyst
Thanks.

Operator
Manav Patnaik, Barclays Capital.

Manav Patnaik - Barclays Capital — Analyst
Hey, good morning, guys. Nice to have both of you on the same call. So let me ask one question on the synergies that you mentioned of $12 million to $15 million. Could you sort of explain where you see those synergies? Like is there a breakdown you can give in terms of X million from the adult business and then X from you mentioned sharing resources with juvenile and Abraxas?

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, I think the synergies would be achieved through savings and kind of back-office functions. It would not be from particular business units, certainly not in juvenile, which we expect to remain in tact.

Manav Patnaik - Barclays Capital — Analyst
Again, but I guess — I guess the $12 million to $15 million just seems a little conservative to me given the SG&A profile. I mean is there — is it fair to say that this is sort of your first-look estimate or have you done something I guess more comprehensive?

George Zoley - The GEO Group — Chairman, CEO & Founder
No, this is our first-look estimate and I should say that all of our financial discussions have been at a very high level, top level, predominately relying on public information. And we felt that was the best way to proceed towards consummating a definitive agreement. We have not done a detailed financial analysis in any respect with regard to contracts or even overhead. So we have thought the public information was adequate enough to estimate that the transaction concluded.

Manav Patnaik - Barclays Capital — Analyst
Okay. And another question along I guess the contracts and the various competitive processes or bids, etc. out there. Like how do you sort of the customer feedback or do you see any problems being posed from this merger in terms of existing bids or future bids?

George Zoley - The GEO Group — Chairman, CEO & Founder
No, I do not see any problems. There has been customer feedback already this morning as we have placed calls to most of our customers and most of them are delighted of the combination of the two companies. There has been very little overlap by the two companies. And with respect to future competitive bids, as I said earlier, we are committing ourselves to preserve confidentiality between the two companies that we will still remain competitors throughout this transition process until closing. And we will not share any information.

Manav Patnaik - Barclays Capital — Analyst
Okay, fair enough. And one final question. And I guess you mentioned the sharing of resources given the scale of GEO Care and Abraxas. I was just wondering if you could give us one or two simple examples on how you guys do see the combination of the two being a strategic option?

James Hyman - Cornell Companies — President & CEO
Let me dive in because I think I can comment on sort of the Abraxas component. When we think about behavioral health, and I think that there is somewhat a misnomer. I probably have been unsuccessful over the last few years being able to convey to the street the range of services that our Abraxas division handles.
We are not talking about a juvenile corrections business. What we are talking about is a service business that handles, for the most part, youth, but not entirely. It also handles adults as well, particularly those with substance abuse and behavioral disorder treatment issues.
In addition to that for the youth, there are family integration components to the services we offer and nonresidential. So there is quite a large continuum of care. It is heavily behavioral health, it is heavily working with the therapeutic community and these are exactly the types of programs in the residential setting that we understand that GEO Care offers as well; different types of issues than behavioral healthcare, but certainly consistent.
In addition, the way that the funding works for behavioral health at the state and the federal level, as well as the trends that are going on in those industries and the way that contracts seem to be evolving in their structures over time, we think that these will work very well together.
That said, this is very early days. We understand inherently the logic, but over the next few months as we are going through the close process, I would expect the acquisition integration teams that will be set up, even though they won’t be working on direct business issues, there will be conversations that will occur that will be trying to identify how immediately after close we can quickly leverage those opportunities. But I think I am pretty excited here. I think it brings additional scale to GEO Care and it brings additional behavioral health heft to our Abraxas business.

Manav Patnaik - Barclays Capital — Analyst
All right. Thanks a lot, guys.

Operator
Mickey Schleien, Ladenburg.

Mickey Schleien - Ladenburg Thalmann & Co. — Analyst
Good morning. Perhaps a question for Brian. I haven’t had a chance to go through all the math yet, Brian, but could you give us a sense at least directionally how the transaction will impact your leverage ratios, whether it is EBITDA to interest or EBITDA to debt or whatever you would like to comment on?

Brian Evans - The GEO Group — SVP & CFO
When we have looked at it, it is neutral on a pro forma combined basis to the leverage levels that we currently enjoy. So it is not a levering event, even if the shareholders exercise the cash option. So it is neutral to the company.

Mickey Schleien - Ladenburg Thalmann & Co. — Analyst
So everything else remaining equal, you wouldn’t expect a meaningful impact on the cost of your debt?

Brian Evans - The GEO Group — SVP & CFO
No, absolutely not.

Mickey Schleien - Ladenburg Thalmann & Co. — Analyst
Okay, thanks, Brian.

Operator
Emily Shanks, Barclays Capital.

Emily Shanks - Barclays Capital — Analyst
Good morning. I wanted to ask around the Cornell bonds themselves, the 10.75%, are you going to be required to make a change of control offer?

Brian Evans - The GEO Group — SVP & CFO
Yes.

Emily Shanks - Barclays Capital — Analyst
Okay, great. And then specific to the acquisition integration, I believe in a couple questions ago you mentioned that there will be integration teams that you are developing. Could you please speak about how you plan to process the acquisition integration, if you are going to get outside consulting help, sort of what you are using? And then secondarily as it relates to some of the comments in the press release about GEO having a successful track record integrating acquisitions, if you could just refresh us on what those are and what we should look to for precedent please?

George Zoley - The GEO Group — Chairman, CEO & Founder
With respect to the first question, I fully expect that both on the Cornell side and the GEO side, we will each develop working groups in respective areas of backroom operations, our respective business units, in adult services, in GEO Care working with Abraxas to develop a group of people that will work on the transition teams for assimilation. And then with respect — have we done this before, we certainly did it with the acquisition of CSC, which was 2005 or 2006, something.

Brian Evans - The GEO Group — SVP & CFO
November 2005.

George Zoley - The GEO Group — Chairman, CEO & Founder
And we did with CPT and we did it most recently last year in the acquisition of the South Carolina Regional Care Center.

Emily Shanks - Barclays Capital — Analyst
Great. Thank you. And if I could actually just ask one more follow-up. Around the change of control offer, how do you plan on financing that? Should holders put their bonds?

Brian Evans - The GEO Group — SVP & CFO
Well, that is part of the reason that we have, overall, the committed financing in the transaction so that we can cover that. The cash that may be required to compensate shareholders, as well as to fund our expected growth CapEx requirements over the next 12 to 24 months. So to protect our ability to grow on an organic basis to take out the bonds and to fund any cash consideration to shareholders. That is why we have the commitment in place and that was the appropriate level to ensure that all of those are fully protected.

Emily Shanks - Barclays Capital — Analyst
Perfect. Thank you.

Operator
TC Robillard, Signal Hill Capital Group.

TC Robillard - Signal Hill Group — Analyst
Thank you. Good morning, everyone. George, I wanted to ask you another question. You have been asked a couple of times as to your comfort level around reentering the juvenile business. I guess from my standpoint, relative to your recent comments over, call it, the last two or three quarters about not having any out-of-state exposure, with respect to this combination, you will now have out-of-state inmate exposure. Could you just kind of get us comfortable with that? Because I know that has been kind of a strategic or a key piece for GEO as we have gone through this challenging state budget environment.

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, we fully support James’ efforts to continue the use of their Oklahoma facility that houses Arizona prisoners and we are optimistic that he will be successful there. And we intend to continue making those beds available to either the State of Arizona or future state or federal clients. We understand that business, but we have, as said in the past, we are not big players in the business, but we could be players on a selective basis.
As I’ve said, we didn’t like the business in general because I always thought that most states would return their prisoners back to their home states, but we do believe there is probably going to be ongoing exceptions to that general rule that would include probably the states of Hawaii, very likely Alaska and now more recently the state of California. So we understand — we think we understand the business in general and we know or have a feeling for the downside and the upside and where the market makes sense on a limited basis for us.

TC Robillard - Signal Hill Group — Analyst
Okay. And then, James, to dovetail on that, can you give us any updates in terms of Arizona?

James Hyman - Cornell Companies — President & CEO
Sure. I don’t think there is any truly material update. If there was, we would obviously have provided it separately, but let me give you sort of the state of play. As I mentioned on our fourth-quarter call, our base case is that those beds will remain through the year. Clearly, there is an alternate case that many of you have talked about, which is that the beds get brought back into Arizona and in the governor’s budget that was announced, I want to say probably three Fridays ago, maybe it was four Fridays ago, the funding for the out-of-state beds was taken back.

What we would say though is that this process we don’t think is finished and the reason it is not finished is because much of the budget solution that Arizona is working on requires a passage of a sales tax increase in the middle of May in a referendum and the public information that we see says that that may be challenging. If that doesn’t happen, then there will need to be a reconsideration of all the spending at the government level in Arizona. And at the end of the day, we believe, which is why it is our base case, is the fact that we can bring a solution to the state that is the cheapest solution in terms of housing their beds and enable them to spend their money on more higher priority categories, whether it be healthcare, education at the university level, primary education or local initiatives, we think will carry the day. Our beds offer Arizona a terrific value proposition. It will continue to do that over time. We believe it can offer that for many years to come and we think that, in a tight budget world, economics will dominate.

TC Robillard - Signal Hill Group — Analyst
Okay, great. Thanks for the update there. And then just in terms of — I guess this is both for George and for James. In terms of the transaction here, I mean I get how the pieces are going to fit together. I get how there is a little bit of incremental scale, but I mean from a Cornell standpoint, the scaling up makes a lot of sense, but George, from GEO’s standpoint, you guys were very big, you had solid scale. I am just trying to get a sense — and just some feedback that we have gotten from some investors is the rationale for using your capital in this type of a transaction as opposed to the returns on capital you would get for either building beds when and where appropriate, buying back your stock at current levels, can you just kind of give us a sense? Because there is obviously not a lot of excess capacity at Cornell where there is a lot of immediate need where you can kind of fill those beds right away and get kind of that leverageable return to your bottom line. So I am just trying to get a sense of what I am missing on the strategic side that makes this the best use of your capital now?

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, it allows us to have a presence in several new states, as I said earlier. We think we will be able to achieve some significant synergies that will need to occur over a three to six-month period. And that is why we are saying, on a 2010 pro forma basis, we think the acquisition is neutral, but we clearly believe that, starting in 2011, it will be significantly accretive. I can’t specify as to what the accretion level is, but we believe, as a result of some more recent wins by Cornell, that accretion is going to show up in 2011 where 2010 is very much of a transitional year for them, but by 2011, their transition at places like D. Ray James and our transition in merging the two companies and achieving synergies will all be completed and 2011 will be an excellent year for the new company.

TC Robillard - Signal Hill Group — Analyst
Okay. And then James, just from your standpoint then, it seems — I mean it is a good kind of quick premium, but given — what was it, I guess, four years ago in terms of kind of the pushback from Cornell shareholders around the valuation — it doesn’t seem like it is a material premium relative to the potential, particularly as you look at your 2011 earnings potential given the recent BOP win and filling up the Georgia facility. I mean can you — it almost seems as if Cornell is kind of just getting off the ride as it is about to start and I just want to kind of get a sense as to should we — are we reading in between the lines as to some other issues here as to why this made more sense now as opposed to kind of seeing that benefit in your stock as you went into 2011 earnings?

James Hyman - Cornell Companies — President & CEO
TC, I actually couldn’t disagree more with that view. I think this is a terrific opportunity and part of the reason for that is the structure of the deal that allows the Cornell shareholder to participate. That growth in the portfolio on the combined business will be there for the Cornell shareholders. So I think the deal is structured that way.
I do believe there are two pieces of sort of valuation that I consider. One is how the total industry in the sector is valued over time and second is obviously how Cornell is positioned within that sector. I would say that the discount, as I mentioned in my notes, that Cornell shareholders have traded is something that has been very stubborn over time. And so despite the improvements in the portfolio, we have been unable to address some of those issues.
So although you mentioned, and I think appropriately, we have had some terrific wins, it hasn’t actually moved much in terms of the discount. By combining and getting scale with GEO, not only do we get the rise in what I think will be the positive outlook in GEO, but the continued positive outlook in Cornell. There is the synergy effect, which is not trivial. The fact that this can be an accretive deal is very important to us. But importantly for that, from a Cornell shareholder perspective, it addresses directly those technical impediments that I think had held back our valuation.

TC Robillard - Signal Hill Group — Analyst
Okay. Fair enough. That is a good point. Thank you. And then last question and then I will jump into the queue. Does this combination present any challenges to existing contracts for both GEO or Cornell in terms of — are there any change of control provisions in any of your contracts that would allow your customers to rebid any of your contracts?

George Zoley - The GEO Group — Chairman, CEO & Founder
Our contracts typically contain consent requirements and we don’t envision any difficulties in receiving and obtaining those.

James Hyman - Cornell Companies — President & CEO
And I would say likewise from our perspective, we don’t see any risk in that category.

TC Robillard - Signal Hill Group — Analyst
Great, thanks, guys.

Operator
Jamie Sullivan, RBC Capital Markets.

Jamie Sullivan - RBC Capital Markets — Analyst
Hi, good morning. Most of my questions have been answered. I guess just a little bit more on the synergies. It sounds like from what you’ve described, a lot of it is some of the corporate functions, back-office type of synergies. So just correct me if I am wrong there, and if so, those could kick in pretty quickly once the deal is closed. Am I thinking about that right?

George Zoley - The GEO Group — Chairman, CEO & Founder
Yes, you are. You are correct. They would be predominantly back-office functions.

Jamie Sullivan - RBC Capital Markets — Analyst
Okay. And then on the working groups that you’re going to put together, I assume that, by the time the deal is actually closed, all the plans would be in place and you would be off and running pretty quickly?

George Zoley - The GEO Group — Chairman, CEO & Founder
That is correct.

Jamie Sullivan - RBC Capital Markets — Analyst
Okay. All right. That is all I had. Thanks.

Operator
Tobey Sommer, SunTrust Capital.

Tobey Sommer - SunTrust Robinson Humphrey — Analyst
Thank you. I had a question about your available liquidity if the cash option is exercised by shareholders and if you end up using cash for the bonds, kind of what liquidity position will you be in at that point?

Brian Evans - The GEO Group — SVP & CFO
Well, I think a couple things to point out. On a pro forma combined basis post acquisition, we would expect the company to generate approximately $15 million per month in free cash flow. And so out-of-the-box right after closing and shortly thereafter taking out the bonds, we would expect to add at least $100 million of liquidity. And then obviously, we have the free cash flow available for us going forward to fund future projects.

Tobey Sommer - SunTrust Robinson Humphrey — Analyst
Okay, so it is $100 million plus the free cash flow generating?

Brian Evans - The GEO Group — SVP & CFO
Yes.

Tobey Sommer - SunTrust Robinson Humphrey — Analyst
Okay. And could you refresh my memory on kind of the difference in borrowing costs between GEO and Cornell?

Brian Evans - The GEO Group — SVP & CFO
Well, the bonds are at 10.75%. Our bonds are currently yielding around 7.5% and our bank debt is at LIBOR plus 325.

Tobey Sommer - SunTrust Robinson Humphrey — Analyst
Is it your sense that the spread above LIBOR for bank debt has come in significantly over the last several quarters? Could you refinance at more attractive LIBOR rates?

Brian Evans - The GEO Group — SVP & CFO
I think the market is generally in about the same spread or margin for our company.

Tobey Sommer - SunTrust Robinson Humphrey — Analyst
Thank you very much.

Operator
Clint Fendley, Davenport.

Clint Fendley - Davenport & Co. — Analyst
Hi, good morning. Most of my questions have been asked, but George, I wondered if you could just comment on the timeline for federal regulatory approval here.

George Zoley - The GEO Group — Chairman, CEO & Founder
We are hoping that will be a 60 to 90-day process.

Clint Fendley - Davenport & Co. — Analyst
Okay. You pointed out obviously the lack of overlap and distinct offerings here. The fact that there is a limited number of sizable players in the industry, how might that affect the regulatory approval here?

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, we think the industry will be characterized as — to include the governmental sector, which has been very active most recently in competing on various open procurements. So we see ourselves as one of many, many organizations that are offering to provide contracted bed space around the country. And we don’t think that this is a material event to disturb that level of competition. We think post closing that there will be plenty of competition available to all the governmental entities that are in need of contracted bed space.

Clint Fendley - Davenport & Co. — Analyst
Okay, thank you.

Operator
Jonathan Van Orden, Dominick & Dominick.

Jonathan Van Orden - Dominick & Dominick — Analyst
Hey, guys, thanks very much for hosting the call. Can we go over some of the specific terms, exactly how you come up with the $100 million cash maximum? What happens if GEO Group’s stock rises or falls by a certain amount and how we get to the maximum cash outlay that that’s going to be in terms of the ratio?

George Zoley - The GEO Group — Chairman, CEO & Founder
Well, I think it is all driven by GEO’s stock price obviously. So as our stock price increases, there is a limitation on the amount of cash consideration that can be put into the transaction, 20%. So as our stock price increases, that cash consideration, that 20%, that dollar value will obviously increase. And at approximately — the $25 stock range for GEO, if our stock is at $25, if it were to reach that level, then we would cross that $100 million threshold. We would still be putting in the minimum 20%, the minimum of the $100 million in and then the amount above that, it could still be in cash according to that 20% percentage. We would elect to settle that piece in either cash or stock also.
So we could elect to settle it in cash. It could be $110 million, it could be $120 million. We could settle it all in cash or we would minimally settle the $100 million in cash and then the $20 million or the $10 million, or the $5 million, whatever it is, the amount in excess above that, we choose to settle either in cash or stock. But you still settle the full value. It is just what is the form of the consideration, cash or stock.

Jonathan Van Orden - Dominick & Dominick — Analyst
Right. And so as the stock goes up, can Cornell company shareholders elect to receive and can they elect to get all stock if they want to or it is going to be GEO and when will GEO’s decision be made? How many days before the close as to the final consideration and what percentage of cash and stock?

Brian Evans - The GEO Group — SVP & CFO
Well, I am not sure your question exactly. There are two choices initially out of the box. Every shareholder has the choice to either choose what is called the stock election, 1.3 shares of GEO stock or the cash election. The cash election has two different mechanisms for calculating the cash consideration. It is either one share of GEO stock plus $6 or the greater of one share of GEO stock plus $6 or 1.3 shares of GEO stock. That calculates the cash consideration value.
So when you look at it, there is a flexion point essentially at $20. Above $20, the calculation is generally going to be the 1.3, the same as the stock election, 1.3, but then you were just choosing you want that in cash. If every shareholder elected the cash election then 80% of their shares would be settled in stock, the other percentage, the other 20% would be settled in cash and if our share price had appreciated to a high enough value, that cash amount was over $100 million, we would settle that amount in excess of the $100 million in either cash or stock at our election.

Jonathan Van Orden - Dominick & Dominick — Analyst
And when do you have to announce that by? Will you announce it the day of the close? Will you announce it a week before the close? When will you tell everybody what you decide?

Brian Evans - The GEO Group — SVP & CFO
That will be set 10 days before the close, 10 business days.

Jonathan Van Orden - Dominick & Dominick — Analyst
But what will you do if every shareholder elects stock?

Brian Evans - The GEO Group — SVP & CFO
Then we will settle in stock.

Jonathan Van Orden - Dominick & Dominick — Analyst
And there would be no cash?

Brian Evans - The GEO Group — SVP & CFO
And there would be no cash.

Jonathan Van Orden - Dominick & Dominick — Analyst
So if everybody wanted a stock election, everybody could elect stock and then the cash component is zero in your final debt. You won’t force $100 million in cash or any part in cash in other words?

Brian Evans - The GEO Group — SVP & CFO
There is no forcing into cash. There is a forcing into stock to ensure that the tax-free structure is maintained.

Jonathan Van Orden - Dominick & Dominick — Analyst
Okay, and therefore, is there an election or pricing period at all?

Brian Evans - The GEO Group — SVP & CFO
Well, the price, like I said, is set 10 days before the close.

Jonathan Van Orden - Dominick & Dominick — Analyst
Is that a closing price of 10 days, a VWAP price?

Brian Evans - The GEO Group — SVP & CFO
It is an average. It is the 10-day average leading up to that. It will obviously be more fully described in the merger agreement, which will be filed with an 8-K shortly.

Jonathan Van Orden - Dominick & Dominick — Analyst
So it is a 10-day average leading up to the closing date? Is that including the closing date or no?

Brian Evans - The GEO Group — SVP & CFO
No, it is a 10-day average set 10 days prior to the closing. So in theory, it is 20 business days I guess before the closing. That is when the price will start to be set. That average between day 20 and day 10.

Jonathan Van Orden - Dominick & Dominick — Analyst
And that is what we’re going to call a pricing period. Or likely when we see the proxy, we are likely to see the term pricing period and that date is going to be 20 days to 10 days?

Brian Evans - The GEO Group — SVP & CFO
That’s right.

Jonathan Van Orden - Dominick & Dominick — Analyst
Okay. Can you guys walk us through what federal regulatory approvals would be required? Is it just Hart-Scott-Rodino? Is there anything else and are there any state approvals?

George Zoley - The GEO Group — Chairman, CEO & Founder
We believe there is an SEC review and the state approvals are really on the Cornell contracts that may require client consents. And then there is the Hart-Scott-Rodino review that we have discussed previously.

Jonathan Van Orden - Dominick & Dominick — Analyst
Do you view each of the individual state approvals taking a little bit of time or we are going to lump that all and then 60 to 90 day — the 60 to 90 day, you mentioned more of kind of a Hart-Scott type of timeframe. What about the timeframe in your opinion from a state approval timeframe?

George Zoley - The GEO Group — Chairman, CEO & Founder
I think those are the easiest probably to obtain.

Jonathan Van Orden - Dominick & Dominick — Analyst
The state approvals? So we could get this all done within 90 days in your opinion? The whole kit and caboodle?

George Zoley - The GEO Group — Chairman, CEO & Founder
That is a possibility.

Jonathan Van Orden - Dominick & Dominick — Analyst
Okay. When do you expect the proxy to be out please?

Brian Evans - The GEO Group — SVP & CFO
We will file it as quickly as possible, but probably within two to four weeks, 20 days is what we are targeting.

George Zoley - The GEO Group — Chairman, CEO & Founder
On this point of the share count, Brian, is it a correct statement that the minimum number of shares to be issued by GEO is likely to be approximately 16 million?

Brian Evans - The GEO Group — SVP & CFO
That’s right. So 80% of Cornell shares would be settled at 1.3, which equates to a minimum of 16 — approximately 16 million shares.

George Zoley - The GEO Group — Chairman, CEO & Founder
A maximum amount —

Jonathan Van Orden - Dominick & Dominick — Analyst
The maximum is 100%.

George Zoley - The GEO Group — Chairman, CEO & Founder
20 million.

Brian Evans - The GEO Group — SVP & CFO
Exactly.

Jonathan Van Orden - Dominick & Dominick — Analyst
Understood. Okay, so just to review, we are talking about where GEO stock goes, of values is going to be based on that, and then we are going to get to a point 20 days before the close, use a 20- to 10-day time frame as far as an averaging period from there, we are going to get to elections for rations.
And again, when will GEO determine whether — okay, suppose we get over 100 — you said it could be $110 million, $120 million — when will GEO have to determine okay, we’ll settle on say $120 million, it is going to be a little more than $100 million, that’s fine, it will be another $20 million. Is that at the 10-day point? Is that one day before the close or when is that determination by GEO?

Brian Evans - The GEO Group — SVP & CFO
It’s at our election at the close I believe.

Jonathan Van Orden - Dominick & Dominick — Analyst
It’s at GEO’s election at the close?

Brian Evans - The GEO Group — SVP & CFO
That’s right. So I mean arguably we have put a press release out before that to notify the shareholders what election we are choosing.

Jonathan Van Orden - Dominick & Dominick — Analyst
But there is a possibility — what you are saying is that okay, Cornell Company and you have the 10-day period and then there is this — I have to elect. And then right at the close or right before the close you can say, you know what, we are going to throw in a little bit more cash, a little bit less stock, that is a possibility?

Brian Evans - The GEO Group — SVP & CFO
We can follow up with you. We have some more people in the queue. So we would like to follow up with you on this later.

Jonathan Van Orden - Dominick & Dominick — Analyst
Super. And we appreciate that and look forward to it. Thank you very, very much for posting the call.

George Zoley - The GEO Group — Chairman, CEO & Founder
You have our number. Thanks.

Operator
Kevin Campbell, Avondale Partners.

Kevin Campbell - Avondale Partners — Analyst
Thanks for taking my follow-up question. I just wanted to ask real quickly, first of all, is there any impact on the MCF structure from the deal?

Brian Evans - The GEO Group — SVP & CFO
No.

Kevin Campbell - Avondale Partners — Analyst
Okay, simple. What about expectations here for Great Plains? If Great Plains were to fall through is there any sort of change in the price that’s already built in? Are there any other contracts where you — that are potentially at risk like a Great Plains that we should be thinking about as well?

George Zoley - The GEO Group — Chairman, CEO & Founder
No, there would be no change in the price.

Kevin Campbell - Avondale Partners — Analyst
Okay. And any other contracts like a Great Plains right now? I mean I’m not aware of any but I just want to double check.

George Zoley - The GEO Group — Chairman, CEO & Founder
Is that a question for James or me?

Kevin Campbell - Avondale Partners — Analyst
I guess both. I mean whichever. I guess the silence I will assume is a no; I am not aware of any other big contracts. So what about the incremental — obviously we have got a model for Cornell, we know what the synergies are, what our projected EBITDA is so we can back into a projected EBITDA going forward. One thing I’d like to have a better — and we have got additional share count here for GEO that you have given us here which certainly is helpful.
One thing I just want to make sure that I properly understand is the incremental D&A that might be included. Will it be comparable to what Cornell has now for their annual D&A which is $19 million? Will it go up for any reason or down? Help us understand what that number could be going forward so we can better back into an earnings impact.

Brian Evans - The GEO Group — SVP & CFO
I think the D&A would be — just based on their existing assets, not talking about an intangible estimate the D&A would be approximately what it is today. It could go up slightly or — it could go up slightly, maybe down a little seems less likely. We have to complete the valuation analysis.

Kevin Campbell - Avondale Partners — Analyst
Okay. And so if there were any incremental amortization how significant do you think that could be? Or is it just too early because you haven’t seen the financials at this point to really know?

George Zoley - The GEO Group — Chairman, CEO & Founder
It may be helpful since you are going to be doing calculations on share count to give you a more updated share count. We have been very active in our stock buyback program. Could you brief us on that Brian?

Brian Evans - The GEO Group — SVP & CFO
Right. On the share repurchase program we’ve spent approximately $55 million of the $80 million, a little bit less, and that has equated to approximately 2.7 million shares that have been repurchased.

Kevin Campbell - Avondale Partners — Analyst
Okay, great. I guess last question for James. What are your plans going forward post-transaction?

James Hyman - Cornell Companies — President & CEO
I am not really focused on post-transaction. There are two things I’m focused on right now, parallel. One is to make sure that this transaction is supported and is going to be successful as possible over the next period until the close. So supporting the acquisition integration and planning, supporting the approach to make sure that the synergies can be identified as quickly as possible. And also supporting, making sure that our customers and our shareholders and the investor community understands the benefits I think this bears. At the same time, the second piece that I’m focused on is running the company day to day until it closes and we will focus on our business.

Kevin Campbell - Avondale Partners — Analyst
And is there expected to be any ongoing role for you at this point or has that just not been determined?

James Hyman - Cornell Companies — President & CEO
It is really too — there is no ongoing formal role. I am clearly motivated. I believe in the transaction. I will probably wind up as a, from my perspective, as a shareholder in GEO and I will want this to be successful.

Kevin Campbell - Avondale Partners — Analyst
All right, great. Thank you very much.

Operator
Andrew Morey, Crosswind Investments.

Andrew Morey - Crosswind Investments — Analyst
Yes, hi, thanks for taking my question. George, could we also get perhaps your two-second view on maybe a one or two-year view on the tightening or loosening of supply in the industry, kind of irrespective of this transaction, number one. And then second question, are there things we are not talking about? Are there other things we are not thinking about that would make this combination perhaps a better supplier, a better competitor in some of the megadeals, whether it is the Californias or the 5000 bed Arizona-type deals? Thank you.

George Zoley - The GEO Group — Chairman, CEO & Founder
We are aware that there are some empty beds around the country, but given the number of active procurements and upcoming procurements between the federal marketplace and the state marketplace, I believe personally that those beds will be taken up within the next 12 to 24 months. And some of those opportunities that we are looking at require green-field sites, that require significant financing because they are large-scale projects and by combining our two companies, we will be in a stronger financial position to be able to compete on those projects because capital is important. The business is becoming more capital-intensive and we think the synergies that will take place will be significant and that by 2011, we think the growth will be reflected in the accretion of this transaction.

Kevin Campbell - Avondale Partners — Analyst
Great. Thank you. Congratulations again.

Operator
Todd Van Fleet, First Analysis.

Todd Van Fleet - First Analysis Securities — Analyst
Guys, just real quickly, could you remind us which facilities GEO serves as the landlord for Cornell? Thanks.

George Zoley - The GEO Group — Chairman, CEO & Founder
I think we are landlords to Cornell at a small facility in California called Mesa Verde.

Todd Van Fleet - First Analysis Securities — Analyst
So just the one and the status of that facility right now is that it’s empty, correct?

George Zoley - The GEO Group — Chairman, CEO & Founder
And think that is approximately 360 beds. (Background noise) Somebody is at the airport apparently.

Todd Van Fleet - First Analysis Securities — Analyst
Yes, sorry about that. I will cut off. Thanks.

Operator
Chuck Ruff, Insight Investments.

Chuck Ruff - Insight Investments — Analyst
Hi, George, there has been a couple of questions about the Arizona inmates at Cornell. Can you talk about what you have assumed for that facility?

George Zoley - The GEO Group — Chairman, CEO & Founder
My statements regarding the expected accretion of this transaction starting in 2011 do not require the continuation of the Arizona contract.

Chuck Ruff - Insight Investments — Analyst
Okay.

George Zoley - The GEO Group — Chairman, CEO & Founder
We are hopeful it does continue, but it is not contingent upon it. It will be accretive either way.

Chuck Ruff - Insight Investments — Analyst
The $12 million to $15 million cost efficiency, that is on strictly corporate G&A expense line? That doesn’t include interest savings or any savings at the operating units, do I understand that correctly?

George Zoley - The GEO Group — Chairman, CEO & Founder
I believe that is correct.

Chuck Ruff - Insight Investments — Analyst
Okay. Cornell had $26 million in G&A last year, so you are talking about cutting about half of it. To be honest with you, that seems pretty conservative. How did you come up with that number?

George Zoley - The GEO Group — Chairman, CEO & Founder
As I said earlier, our discussions have been restricted to top-level information, public information and we have not drilled down to the details of it and we have just taken probably a conservative view at this time.

Chuck Ruff - Insight Investments — Analyst
Okay. And once the deal is done and you are one company, would you expect to be able to find some cost synergies at the operating units? Or is that really not going to be material?

George Zoley - The GEO Group — Chairman, CEO & Founder
That is very possible. I believe that there are certain support service functions such as food services, medical services that are being done in the Cornell system differently than we provide them and we may be able to achieve some cost synergies there as well.

Chuck Ruff - Insight Investments — Analyst
Okay. Good. That is all I had. Thank you both and congratulations, James and George. I think it makes a lot of sense.

George Zoley - The GEO Group — Chairman, CEO & Founder
Thank you very much.

Operator
Ethan Johnson, Ramius.

Ethan Johnson - Ramius — Analyst
Hi, thanks for taking my question. Most of my questions were answered, but just wanted to follow up on the regulatory side. To what extent or what comfort did you guys receive from your antitrust counsel around how this process would work with HSR given the limited number of players of scale on the private side?

George Zoley - The GEO Group — Chairman, CEO & Founder
I think we understand the industry probably better than the attorneys at this point having been in it so long and we think there is a very solid argument that this merger will not limit the amount of competition in the marketplace involving contracting for bed space. In fact, I would say it is factually accurate that that competition has been increasing over the last year or more by the entry of governmental organizations who have empty bed space themselves and offering it to other governmental organizations on a contracted basis. So more recently, the private players in the privatized corrections industries are being competed with by governmental entities providing the same services.

James Hyman - Cornell Companies — President & CEO
Let me just provide a specific example. I think if you go back and look at the press record, you will see that last year when California was facing a challenge, Michigan went out and marketed their spare beds. Now California decided not to avail themselves of the Michigan beds, but approximately six months after that, Pennsylvania, who also needed beds to deal with a shortage, did decide to go and look at a procurement and they bought beds from Michigan and from the Virginia systems. So what we have seen to underscore with a specific example of George’s point, which is absolutely correct, is that this is a diverse competitive business in terms of the number of players that will provide customers opportunities when they put out procurements.

Ethan Johnson - Ramius — Analyst
Great. Thank you.

Operator
Judy Delgado, Alpine Associates.

Judy Delgado - Alpine Associates — Analyst
Yes, good morning, gentlemen. Just to add a little more color to the terms for shareholders, just so we understand, I guess it was earlier said that, at GEO’s election at close, whether to pay more or less in cash or stock, is that if the cash is oversubscribed only?

Brian Evans - The GEO Group — SVP & CFO
That is just if cash was over $100 million subject to the 20% limitation.

Judy Delgado - Alpine Associates — Analyst
Okay. So a shareholder in essence then could elect all stock and receive all stock with no proration on that election?

Brian Evans - The GEO Group — SVP & CFO
Right. Well, there would be no proration on the stock election, so there are two elections. There is the stock election or the cash election. On the stock election, there would be no proration. The only time the proration might occur is if more than 20% of the shares are elected to be settled in cash. And so those shareholders that elect to be settled in cash or those shares electing to be settled in cash, if the number of shares electing that option is greater than 20% then there will be a proration to ensure that 20% is settled in cash and then the balance would be settled in stock at the 1.3 exchange ratio.

Judy Delgado - Alpine Associates — Analyst
Okay, understood. And the merger agreement I am sure we will have more details on that. When do we expect that to be filed?

Brian Evans - The GEO Group — SVP & CFO
Within the regular four business days at a minimum. We’ll get back to you on that. It is completed at this time, so it will be very shortly.

Judy Delgado - Alpine Associates — Analyst
Oh, wonderful. Thank you so much.

Operator
This concludes our question-and-answer session for today’s call. I would like to turn the call back over to George Zoley for closing remarks.

George Zoley - The GEO Group — Chairman, CEO & Founder
Okay, well, thanks to everyone for joining us on this call and we look forward to addressing you at our next conference call following our shareholders meeting. Thank you.

Operator
Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.